SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                      COMMISSION FILE NUMBER--0-23634


                        NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

                  For Period Ended:   June 30, 2000
                                    -----------------
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

KFx Inc.
Full Name of Registrant

None
Former Name if Applicable

1999 Broadway, Suite 3200
Address of Principal Executive Office (Street and Number)

Denver, Colorado USA 80202
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

        (a)   The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable effort or expense;
|X|     (b)   The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete the information for the timely presentation of its Quarterly Report on Form 10-Q for the three and six month periods ended June 30, 2000 due to unanticipated delays finalizing the related interim financial statement review procedures with its auditors.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Seth L. Patterson             (303)              297-4982
          ------------------------      ----------------  -------------------
                 (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       |X| Yes  |_| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                  KFx Inc.

                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 15, 2000                   By /s/ Seth L. Patterson
     -----------------------                ------------------------------
                                            Seth L. Patterson,
                                            Executive Vice President and
                                            Chief Financial Officer





    The Registrant expects significant changes in its results of operations for the quarter ended June 30, 2000 compared to the quarter ended June 30, 1999. Anticipated condensed financial information for these periods is contained in the table below. The changes from 2000 to 1999 reflect
    (a) an increase in Pegasus revenues of $431,000 (130%) due to a higher activity and efficiency level, (b) the $1,000,000 K-Fuel license in 1999, which translated into to $750,000 in operating income, not repeated in 2000, (c) a $205,000 reduction in KFx corporate level general and administrative costs and (d) a $1,000,000 non cash, non operational cumulative charge to correct the previously unrecorded accretion of the 12% premium on its 6% Convertible Debentures. The information below for 2000 is subject to finalization of our auditors' related interim financial statement review procedures.

                                            Three Months       Three Months
                                               Ended              Ended
                                              6/30/00            6/30/99
                                              -------            -------

SUMMARY OF OPERATIONS

Operating revenues                           $   860,530        $ 1,425.464

Operating loss                               $(1,796,961)       $(1,356,339)

Net loss                                     $(3,049,515)       $(1,535,218)

Basic and diluted loss per share                   $(.12)             $(.06)